Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8
(File No. 333-219848), S-8 (File No. 333-185498), S-8 (File No. 333-196116), S-8 (File No.333-198092) and S-8 (File No.333-248813) of SSR Mining Inc. of our report dated February 17, 2021 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 to SSR Mining Inc.’s Current Report on Form 6-K filed on February 17, 2021.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 17, 2021